UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Mimvi, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

60249A102
(CUSIP Number)

Qayed Shareef
26050 Acero, Suite 316
Mission Viejo, CA 92692
(949) 315-7853

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60249A102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Qayed Shareef

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	..........................................................................................................................................

	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO (See Item 3 of this Schedule 13D)......................................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization U.S. Citizen............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............ 18,628,900[1].......................................................................................

	8.	Shared Voting Power .........0………….......................................................................................

	9.	Sole Dispositive Power............ 18,628,900.................................................................................

	10.	Shared Dispositive Power ......... 0..................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 18,628,900…………………….......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 16.1%. The percentage is calculated using 115,608,543 outstanding shares of the Company’s common stock as of July 17, 2013.............................

14.	Type of Reporting Person (See Instructions) .......IN...........................................................................................................................................

______________________________

[1]	Reporting Person disposed of 9,290,000 shares of Company common stock on July 15, 2013 in the form of a bona fide gift to certain individuals.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Mimvi, Inc. whose principal executive office is located at 440 Wolfe Road, Sunnyvale, CA 94085 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Qayed Shareef (the “Reporting Person”).

(b) The business address of the Reporting Person is 26050 Acero, Suite 316, Mission Viejo, CA 92692.

(c) The Reporting Person is Chief Executive Officer and Director of the Issuer.

(d) No.

(e) No.

(f) U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

On July 1, 2013 (the “Closing Date”), Mimvi, Inc., a Nevada corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby the Company’s wholly owned subsidiary, Adaptive Media Acquisition Co., Inc., an Oregon corporation, merged with and into Adaptive Media, Inc., an Oregon corporation (“Adaptive Media”), a company engaged in the business of Internet, mobile, and video advertising (the “Merger”). On July 1, 2013, the parties executed all documents and filed the Plan of Merger with the Oregon Secretary of State. Upon consummation of the Merger, the Adaptive Media shareholders were issued 33,500,000 shares of common stock, par value $0.001 per share, of Mimvi constituting approximately 29.9% of the outstanding stock of the Company. The current shareholders retained 70.1% of the Company. Specifically, each Adaptive Media share was converted into the right to receive 3,350 shares of Company Common Stock. In addition, the Company entered into a Put Agreement with the Adaptive Media Shareholders granting them the right to require the Company to purchase from them up to their pro rata portion of 5,500,000 shares, subject to certain limitations. The Merger caused Adaptive Media to become a wholly owned subsidiary of the Company. Reporting Person acquired 27,918,900 shares of Common Stock of the Company via the Merger.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement, which is incorporated herein by reference in its entirety, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2013.

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 18,628,900 shares of Common Stock (the “Securities”), representing 16.1% of the outstanding shares of Common Stock of the Issuer (based upon 115,608,543 shares of Common Stock issued and outstanding as of July 17, 2013).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 18,628,900 shares of the Common Stock of the Issuer.

(c) The Reporting Person acquired the Securities from the Issuer on July 1, 2013.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2013

/s/ Qayed Shareef
Qayed Shareef